UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number 1-37459

YULONG ECO-MATERIALS LIMITED

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, HenanProvince

People’s Republic of China 467091

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

As previously reported, on October 2, 2017, Yulong Eco-Materials Limited (the “Company”) received a notice from NASDAQ acknowledging the fact that the Company had failed to maintain a minimum market value of publicly held shares (“MVPHS”) of $1,000,000 over the previous 30 consecutive business days as required by the NASDAQ Capital Market set forth in the NASDAQ Listing Rule 5550(a)(5) (the “Rule”). NASDAQ rules provided the Company a 180 day to regain compliance with the Rule through April 2, 2018. In order to regain compliance, the Company must demonstrate a market value of publicly held shares of at least $1,000,000 for at least 10 consecutive business days.

On October 17, 2017, NASDAQ notified us that it has determined that for the last 10 consecutive business days, from October 2, 2017 to October 16, 2017, the Company’s MVPHS has been $1,000,000 or greater. Accordingly, the Company has regained compliance with the Rule and NASDAQ has closed this matter.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YULONG ECO-MATERIALS LIMITED.

Date: October 18, 2017	By:	/s/ Yulong Zhu
Yulong Zhu, Chief Executive Officer

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